DIVAKAR GUPTA

+1 212 479 6474

dgupta@cooley.com

VIA EDGAR

February 1, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Ms. Suzanne Hayes

Ms. Tara Keating Brooks

Ms. Amy Reischauer

Mr. Jacob Luxenburg

Mr. James Rosenberg

Re:                             AveXis, Inc.
Registration Statement on Form S-1
Filed January 15, 2016
File No. 333-209019

Ladies and Gentlemen:

On behalf of our client, AveXis, Inc. (“AveXis” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 27, 2016 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing via EDGAR a revised draft (the “Amended S-1”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement filed on January 15, 2016.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended S-1. Capitalized terms used but not defined herein are used herein as defined in the Amended S-1.

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

Nationwide Children’s Hospital, page 119

1.                                      We note your statements that you must pay NCH royalties on net sales “during the term of the NCH License” and that your licenses from NCH “expire upon the expiration of the royalty term.” Please revise your description of this agreement to clarify the term of the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended S-1.

*        *        *

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please contact me at (212) 479-6474 with any questions or further comments regarding our responses to the Staff’s comments.  The Company will separately provide the requested representations.

Sincerely,

COOLEY LLP

/s/ Divakar Gupta

Divakar Gupta

cc:	Sean P. Nolan, AveXis, Inc.
Thomas J. Dee, AveXis, Inc.
Darren K. DeStefano, Cooley LLP
Patrick O’Brien, Ropes & Gray LLP